Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Coty Inc.
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Coty Inc. (COTY)
Vote Yes: Proposal #4– Report on Plastic Packaging Reduction

Annual Meeting: November 2, 2023

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could reduce its plastics use in alignment with the one-third reduction findings of the Pew Report, or other authoritative sources, to reduce its contribution to ocean plastic pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of single-use plastic packaging while plastic pollution grows;
•	Evaluate dramatically reducing the amount of plastic used in our packaging through transitioning to reusables; and
•	Describe how the Company can further reduce single-use packaging, including any planned reduction strategies or goals, materials redesign, substitution, or reductions in virgin plastic use.

SUMMARY

The growing plastic pollution crisis poses increasing risks to Coty Inc. (“Coty”). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.1 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California,2 while the European Union has enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.3

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

2 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

3 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

2023 Proxy Memo Coty Inc. | Report on Plastic Packaging Reduction

The Pew Charitable Trusts’ groundbreaking Breaking the Plastic Wave report (“Pew Report”) concludes that simply improving plastic recycling is insufficient to address the scale of the global plastic pollution crisis; rather, at least one-third of overall plastic use must be eliminated. The report finds that plastic use reduction is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments to plastic use reduction, annual flows of plastics into oceans could nearly triple by 2040.4

Unfortunately, Coty has fallen behind its peers in plastic packaging reductions, earning an “F” in As You Sow’s 2021 Corporate Plastic Pollution Scorecard.5 Coty is also notably absent from the Ellen MacArthur Foundation’s Global Commitment to reduce plastic pollution. Signatories have committed to reduce their virgin plastic use by an average of 20% by 2025.6 While our Company has some packaging sustainability goals, none focus directly on plastic use and its specific risks.7

Competitors L’Oreal and L'Occitane are Global Commitment signatories and have set goals to reduce virgin plastic packaging use by 33% and 15%, respectively.8 At least sixty other consumer goods and retail companies have adopted goals to reduce use of virgin plastic packaging, and the majority have already reduced their use of plastic packaging over a 2018 baseline.9

Further, all Global Commitment signatories have committed to move towards reusable packaging. L’Occitane uses more than 16% reusable packaging and will implement reuse models at 95% of its retail stores by 2025.10 Coty does not have a quantifiable, timebound goal to substitute its single-use packages for reusables, nor a plastic reduction goal.

Coty could avoid regulatory, environmental, and financial risks by undertaking new commitments to reduce its plastic use.

RATIONALE FOR A YES VOTE

1.	Plastic pollution is a growing regulatory and financial risk to companies.

2.	Coty has failed to provide shareholders with sufficient information as to whether and how it will reduce plastic packaging use, and has failed to align its packaging targets with key initiatives to reduce plastics use.

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4 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

5 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

6 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=

7 https://assets.contentstack.io/v3/assets/blted39bd312054daca/blt3750dde78a818f79/637374c32f1aba10d25a6552/COTY-SustainabilityReport_FY22-Final.pdf

8 https://gc-22.emf.org/ppu/?_gl=1*1dfyllj*_ga*MzM0MDA1MDE0LjE2Nzk0MzMxNTk.*_ga_V32N675KJX*MTY4MzgxNjU2Mi45LjAuMTY4MzgxNjU2Mi42MC4wLjA.

9 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

10 https://gc-22.emf.org/detail-ppu?cid=L%27OCCITANE+Group

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2023 Proxy Memo Coty Inc. | Report on Plastic Packaging Reduction

3.	Coty lags peers in transitioning away from plastic packaging, creating reputational and competitive risk.

DISCUSSION

1. Plastic pollution is a growing regulatory and financial risk to companies.

Plastics in oceans fatally impact more than 800 marine species and cause up to $2.5 trillion in damage annually to marine ecosystems.11 Toxins adhere to plastics consumed by marine species and researchers are investigating whether they transfer toxins to human diets in ways that are harmful. One study estimates that between 400,000 and 1 million people die annually in developing countries from illnesses like diarrhea, malaria, and cancers caused by living near mismanaged waste and plastic pollution which creates unsafe environments.12

Because of these serious environmental and public health harms, plastic pollution has grown to an international crisis, with increasing attention to the problem being paid by governments, media, and citizens. Leaders from 193 United Nation member states are in the process of negotiating a global treaty to end plastic pollution; the nations are considering a mandate for legally binding plastic use reductions and recyclability to transition the global market away from disposable packaging and towards reusables.13 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.14 Eleven national and regional Plastics Pacts have formed globally in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.15

Regulatory and policy actions on plastic pollution are increasing rapidly. One hundred and seventy nations have pledged to significantly reduce the use of plastics by 2030, and 27 countries have banned some form of single-use plastic.16,17 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue as expected to require them to cover the waste management costs of the packaging they produce.18 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.19 Similarly, the European Union has enacted a $1 per kilogram tax on all non-recycled plastic packaging waste,20 while global governments representing more than 1 billion people have joined the Global Commitment to reduce plastic use among additional actions.21

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11 https://www.waste360.com/plastics/study-puts-economic-social-cost-ocean-plastic-pollution

12 https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

13 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

14 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

15 https://ellenmacarthurfoundation.org/the-plastics-pact-network

16 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

17 https://www.businessinsider.com/plastic-bans-around-the-world-2019-4

18 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

19 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

20 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

21 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/, p.6

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2023 Proxy Memo Coty Inc. | Report on Plastic Packaging Reduction

This growing momentum to address the plastic pollution crisis creates significant regulatory risk to companies heavily reliant on plastic packaging. The most viable solution to the plastic crisis requires absolute reductions in global plastic use. Even if all current major industry and government commitments to date are met, annual plastic flows to the ocean would only fall by 7%.22 Corporate goals to address plastic pollution have historically focused on improved recyclability and use of recycled content, yet as indicated in the Pew Report, reduction of plastic production and use results in, “the biggest reduction in plastic pollution, often represents a net savings, and provides the highest mitigation opportunity in [greenhouse gas] emissions.”23 The Pew Report concludes, ”Upstream solutions that aim to reduce or substitute plastic use are critical and should be prioritized”24 amid an integrated approach throughout the plastics lifecycle to limit adverse social and environmental effects.

2. Coty has failed to provide shareholders with sufficient information as to whether and how it will reduce plastic packaging use, and has failed to align its packaging targets with key initiatives to reduce plastics use.

Despite growing global attention and action on plastic pollution, Coty has yet to articulate plastic-specific packaging actions, including a failure to reduce its overall use of plastic packaging – the most viable solution from environmental, economic, and social perspectives.25 Instead, the Company has set material-neutral goals to reduce all packaging use by 20% and increase recycled content use by 20% by 2030. Because it is often easier and cheaper to address glass and paper packaging, such “blended” goals can lead to little-to-no action on more challenging and pressing material types like plastics. To ensure demonstrable action is taken to reduce the risks faced by the Company from plastic pollution, Coty must join more than 60 other major corporations by setting plastic-specific reduction and recycled content goals.

In its latest sustainability report, Coty notes a “long-term ambition to develop reusable solutions for each product category,” but the Company releases no data on existing reusable pilots, nor does it set a quantifiable goal or date by which the Company will act on this stated ambition.26 Coty must take meaningful action on its intention to develop reusable solutions by providing investors with transparent and consistent information on its existing reusable pilots, sharing the percentage of product units delivered by reusable or refillable packaging globally to demonstrate movement away from single-use packaging, and setting a quantifiable and timebound goal to improve the percentage of product units delivered in reusables.

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22 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 30

23 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 45

24 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

25 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

26 https://www.coty.com/sustainability

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2023 Proxy Memo Coty Inc. | Report on Plastic Packaging Reduction

Coty has also failed to align its packaging targets with key initiatives such as the Pew Report and the Ellen MacArthur Foundation New Plastics Economy Global Commitment. The Pew Report finds that corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one-third. Coty currently has no plans to do so. The Company must embrace “peak plastic” as other companies have done and commit to permanently reducing the amount of plastic packaging it uses.

Coty also is notably absent from participation in the largest pre-competitive corporate movement to address plastic packaging pollution – the Ellen MacArthur Foundation New Plastics Economy Global Commitment. Nearly 150 participating companies have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including significant efforts to fulfill the Pew Report recommendations, such as transitioning to package-free and refillable formats and reducing single-use plastic packaging.27

3. Coty lags peers in transitioning away from plastic packaging, creating reputational and competitive risk.

Coty was one of the lowest-scoring companies in As You Sow’s 2021 Corporate Plastic Pollution Scorecard (“Plastic Scorecard”), receiving an “F” grade.28 The Plastic Scorecard rated 50 of the largest fast-moving consumer goods companies across 44 metrics evaluating action to prevent plastic packaging pollution. Coty's low grade in the Plastic Scorecard was determined, in part, by the Company’s lack of a plastic reduction goal, a plastic-specific recycled content goal, and a reusable packaging goal.

Competitors L’Oreal and L'Occitane are Global Commitment signatories and have set goals to reduce virgin plastic packaging use by 33% and 15%, respectively.29 At least sixty other consumer goods and retail companies have adopted goals to reduce use of virgin plastic packaging, and the majority have already reduced their use of plastic packaging over a 2018 baseline.30 Further, all Global Commitment signatories have committed to move towards reusable packaging. L’Occitane uses more than 16% reusable packaging and will implement reuse models at 95% of its retail stores by 2025.31

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27 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

28 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

29 https://gc-22.emf.org/ppu/?_gl=1*1dfyllj*_ga*MzM0MDA1MDE0LjE2Nzk0MzMxNTk.*_ga_V32N675KJX*MTY4MzgxNjU2Mi45LjAuMTY4MzgxNjU2Mi42MC4wLjA.

30 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

31 https://gc-22.emf.org/detail-ppu?cid=L%27OCCITANE+Group

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2023 Proxy Memo Coty Inc. | Report on Plastic Packaging Reduction

Coty is severely behind its peers in taking necessary plastic pollution prevention measures, such as setting a plastic reduction goal, a plastic-specific recycled content goal, and a quantifiable goal to substitute single-use packages for reusables. As a consequence, Coty faces potential reputational and competitive risk as consumers increasingly demand packaging that does not contribute to the global plastic pollution crisis.32

RESPONSE TO COTY BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the Company’s opposition statement, Coty cites broad packaging actions and goals and fails to recognize the unique and specific risks posed by plastics. In particular, plastic use poses unique regulatory risks, with sweeping extended producer responsibility and plastic-specific laws across the United States and European Union, as well as an impending Global Plastics Treaty that may include legally binding plastic reductions. Accordingly, Coty must respond to the risks posed by its use of plastic packaging and prioritize action to reduce plastic use.

Coty’s existing goals to reduce overall packaging use and increase recycled content are admirable. However, because they are material-neutral and because it is often easier to reduce the use and increase the recyclability of non-plastic materials, they are insufficient to address the risks specific to plastic pollution. Coty must complement its existing goals with plastic-specific reduction and recycled content goals to ensure that action on this high-risk material is not overlooked.

Coty must commit to a holistic evaluation of opportunities to reduce its plastic packaging use, including setting a timebound, quantifiable goal to expand use of reusable and refillable packaging. While the Company’s opposition statement states an ambition to achieve this goal, it sets no metrics or timelines for how, if, and to what scale the Company will act on this professed intention. In light of the serious competitive and regulatory risks generated by lagging on this important issue, shareholders need more specific plastic use reduction goals from the Company.

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32 https://www.packworld.com/news/business-intelligence/article/22724509/plastic-considered-least-sustainable-material-by-consumers

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CONCLUSION

Vote “Yes” on this Shareholder Proposal to publish a report on opportunities to reduce plastic packaging and mitigate plastic packaging pollution. Coty faces regulatory, reputational, and competitive risk by failing to meaningfully evaluate the range of opportunities available to feasibly mitigate its contributions to plastic pollution, such as setting a plastic-specific packaging reduction goal. Accordingly, our Company is increasingly being identified by consumers and shareholders as a significant contributor to the plastic pollution crisis and is vulnerable to reputational damage and the increasing costs of regulation designed to protect oceans and people harmed by plastic pollution. We urge a “Yes” vote on this resolution.

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For questions, please contact:

Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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